                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 3)


                                   CCAIR Inc.
                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
                         (Title of class of securities)

                                    124868100
                                 (CUSIP number)


   Frederick S. Downs Jr., One Financial Center, Suite 1600, Boston, MA 02111
                                  617-526-8990
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 1999
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 8 Pages)

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  124868100                                           PAGE 2 OF 8 PAGES


     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR INVESTMENT PARTNERS, L.P.


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/


     3       SEC USE ONLY


   4         SOURCE OF FUNDS *


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE


                          7   SOLE VOTING POWER
      NUMBER OF
                              0 COMMON STOCK
        SHARES
                          8   SHARED VOTING POWER
     BENEFICIALLY
                              NONE
    OWNED BY EACH
                          9   SOLE DISPOSITIVE POWER
      REPORTING
                              0 COMMON STOCK
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER

                              NONE


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 COMMON STOCK


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         / /


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0% COMMON STOCK


    14       TYPE OF REPORTING PERSON *


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  124868100                                           PAGE 3 OF 8 PAGES


     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR GROUP, L.P.


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/


     3       SEC USE ONLY


     4       SOURCE OF FUNDS *


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE


                          7   SOLE VOTING POWER
      NUMBER OF
                              0 COMMON STOCK
        SHARES
                          8   SHARED VOTING POWER
     BENEFICIALLY
                              NONE
    OWNED BY EACH
                          9   SOLE DISPOSITIVE POWER
      REPORTING
                              0 COMMON STOCK
     PERSON WITH
                         10   SHARED DISPOSITIVE POWER

                              NONE


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 COMMON STOCK


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         / /


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0% COMMON STOCK


    14       TYPE OF REPORTING PERSON *


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  124868100                                           PAGE 4 OF 8 PAGES


     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR CAPITAL MANAGEMENT, INC.


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) /X/


     3       SEC USE ONLY


     4       SOURCE OF FUNDS *


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE


                         7    SOLE VOTING POWER
      NUMBER OF
                              0 COMMON STOCK
        SHARES
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              NONE
    OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
      REPORTING
                              0 COMMON STOCK
     PERSON WITH
                        10    SHARED DISPOSITIVE POWER

                              NONE


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 COMMON STOCK


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         / /


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0% COMMON STOCK


    14       TYPE OF REPORTING PERSON *


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D


Item 1(a).        Name of Issuer:

                  CCAir Incorporated

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4700 Yorkmont Road, 2nd Floor
                  Charlotte, NC  28208

Item 2(a).        Names of Person Filing:

                  Par Investment Partners, L.P.
                  Par Group, L.P.
                  Par Capital Management, Inc.

Item 2(b).        Business Mailing Address for the Person Filing:

                  Par Capital Management, Inc.
                  One Financial Center, Suite 1600
                  Boston, MA 02111

Item 2(c).        Citizenship:

                  State of Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock,  par value $.01 per share

Item 2(e).        CUSIP Number:

                  124868100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership:

                  (a)  Amount Beneficially Owned:
                                 0 common stock

                  (b)  Percent of Class:
                                 0% common stock

                  (c) Number of shares as to which such person has:

                           (i)   0 common stock

                           (ii)  shared power to vote or to direct the vote:

                           (iii) sole power to dispose or to direct the disposition of:

                                    0 common stock

                           (iv) shared power to dispose or to direct the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class:

                  X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
                  Security Being Reported on By the Parent Holding Company:

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.  Notice of Dissolution of Group:

                  Not Applicable

Item 10. Certification:

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2000

                               PAR INVESTMENT PARTNERS, L.P.
                               By: PAR GROUP, L.P.
                                        its general partner
                               By:      PAR CAPITAL MANAGEMENT, INC.
                                        its general partner

                               By:      /s/ Frederick S. Downs, Jr.
                                        ---------------------------------------
                                        Frederick S. Downs, Jr., Vice President


                               PAR GROUP, L.P.
                               By:      PAR CAPITAL MANAGEMENT, INC.,
                                        its general partner

                               By:      /s/ Frederick S. Downs, Jr
                                        ---------------------------------------
                                        Frederick S. Downs, Jr., Vice President


                               PAR CAPITAL MANAGEMENT, INC.

                               By:      /s/ Frederick S. Downs, Jr.
                                        ---------------------------------------
                                        Frederick S. Downs, Jr., Vice President